Exhibit A:

Mr. Rickertsen also directly owns director stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 2,000 shares with (i) exercise price of $7.62 per share,
(ii) all such shares vesting on 10/07/2007 and (iii) expiration on 10/07/2012.

Option to purchase 10,000 shares with (i) exercise price of $20.69 per share,
(ii) vesting as follows: 5,000 on 02/08/2007 and 5,000 on 02/08/2008 and
(iii) expiration on 02/08/2013.